VELOCITY CAPITAL LLC

Financial Statements
And
Independent Auditor's Report

Year Ended December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
Expires:	March 31, 2018
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hours per response 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69479

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/2017___ AND ENDING ___12/31/2017___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Velocity Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 W A Street, Suite 1100
(No. and Street)

San Diego, CA 92101
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matteo Amato   (646) 837-0056
                                            (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian Anson, CPA
(Name - if individual, state last, first, middle name)

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Matteo Amato, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Velocity Capital, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

<u>None</u>

ROBERT E MEYER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6358188
Qualified in Richmond County
Commission Expires 05/08/2021

2/26/2018

_____
Notary Public

_____
Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and Board of Directors of Velocity Capital, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Velocity Capital, LLC as of December 31, 2017, the related statements of income, changes in members' equity, and cash flows for the year then ended, the related notes and Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Velocity Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Velocity Capital, LLC's management. My responsibility is to express an opinion on Velocity Capital, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Velocity Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.



Brian W. Anson, CPA

I have served as Velocity Capital, LLC's auditor since 2015.

Tarzana, California

February 14, 2018

VELOCITY CAPITAL LLC

Statement of Financial Condition

December 31, 2017

ASSETS

Cash and cash equivalents	$	4,319,503
Deposit with clearing organizations		48,357
Receivables from other broker-dealers		1,291,781
Note Receivable		125,000
Marketable Securities		260
Other current assets		93,701
Furniture and equipment, less accumulated depreciation of $6,896		22,211
Total assets	$	5,900,813

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	245,184
Total liabilities		245,184
Members' Equity		5,655,629
Total liabilities and member's equity	$	5,900,813

See notes to financial statements.

VELOCITY CAPITAL LLC

Notes to Financial Statements

1. ## THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Velocity Capital, LLC (the "Company"), a Nevada corporation, formed on May 6th 2014, is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis. The Company currently has a clearing Agreement with Electronic Transaction Clearing, Inc. (ETC) on a fully disclosed basis. As of December 31, 2017 ETC holds $48,357 in deposit.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Fixed Assets. Fixed assets are stated at cost less accumulated depreciation. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on the straight-line method over the estimated useful lives of the assets (generally three to five years). Purchases over $1,000 dollars are capitalized.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a trade date basis.

Income Taxes. Income taxes, if any, are the liability of the individual members. Accordingly, no provision for federal income taxes is reflected in the accompanying financial statements. The Company is subject to audit by the taxing agencies for years ending December 31, 2014, 2015 and 2016.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established. Five clients make over 75 percent of the gross revenue.

Accounts Receivable. Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

VELOCITY CAPITAL LLC

Notes to Financial Statements

2.   **Fair Value Measurements**

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.   The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017:

	Assets at Fair Value as of December 31, 2017			
	Level 1	Level 2	Level 3	Total
Stocks	260	0	0	260
Total	260	0	0	260

The following is a description of the valuation methodologies used for assets measured at fair value.

- Equity securities: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

VELOCITY CAPITAL LLC

Notes to Financial Statements

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2017.

There were no levels to measure at December 31, 2017.

3. **COMMITMENTS AND CONTINGENCIES**

Operating Lease. The Company leases office space in San Diego, CA on a month to month basis. A $400 security deposit included in other assets is held by the landlord. Also, the Company leases office space in New York, NY under a lease agreement that expires in December 2019. Rent expense was $105,251 for the year ended December 31, 2017. For year ending December 31, 2018 future minimum lease payments are $153,600. For year ending December 31, 2019 future minimum lease payments are $153,600. A $40,900 security deposit included in other assets is held by the landlord pursuant to the lease agreement.

Off Balance Sheet Risk. As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2017, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

4. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2017 was 0.06 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company had net capital of $4,122,914 which was $3,872,914 in excess of the amount required by the SEC.

VELOCITY CAPITAL LLC

Notes to Financial Statements

5. **COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

   The Company relies on Section K(2)(ii) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

6. **FURNITURE AND EQUIPMENT**

Furniture and equipment	$29,107
Less: Accumulated Depreciation	6,896
	$22,211

   Depreciation expense for the year ended December 31, 2017 was $3,931.

7. **SUBSEQUENT EVENTS**

   The Company has evaluated subsequent events from the statement of financial condition date through February 14, 2018 the date at which the financial statements were issued, and determined there has been $713,966 in capital distributions.

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